	Exhibit 99(b)
HSBC Finance Corporation
Household Credit Card Master Note Trust I, Series 2001-1

Original Principal
Class A	827,500,000.00
Class B	72,500,000.00
Number of Bonds (000's)
Class A	827,500
Class B	72,500

		2004 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest Distributions		12,973,619.71

CLASS B
Class B Principal Distributions		0.00
Class B Interest Distributions		1,350,415.73